News release
For immediate publication

ART INTRODUCES NEWLY ACQUIRED PORTFOLIO OF FENESTRA™ IMAGING AGENTS AT AACR

Fenestra™ imaging contrast agents for microCT enhance research and drug discovery

Montreal, Canada, March 30, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to introduce its newly acquired Fenestra™ biomarker technology at the annual conference of the American Association for Cancer Research (AACR), being held from April 2-5 at the Washington Convention Center in Washington, DC (booth # 1938).

“Our marketing presence at the AACR meeting, the most important in the world for cancer research, positions ART’s Fenestra product line as a unique platform for the future development of biomarkers across multiple imaging modalities,” said Micheline Bouchard, ART’s President and CEO. “Our initial products, Fenestra VC and Fenestra LC for use in microCT imaging applications, provide researchers studying various disease models, including cancer, with exceptional vascular and hepatobiliary imaging enhancement,” added Ms. Bouchard.

Since the acquisition of the Fenestra products by ART in the first quarter of this year, these imaging agents have been gaining momentum in pre-clinical research, demonstrating their value in microCT vascular imaging studies. ART expects that they will also add value, eventually, to PET/CT small animal imaging studies, once these agents have been fully developed for this application.

The Fenestra technology, recently acquired from Alerion Biomedical Inc., represents the first agents designed and optimized for use in microCT imaging. The Fenestra product family is comprised of iodinated lipids that provide contrast enhancement integrated into a novel oil-in-water lipid emulsion that selectively localizes the lipids to various sites within the body.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential use with other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

Photography available upon request.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac: sgignac@art.ca
VP, Corporate Secretary and General Counsel

Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777

www.art.ca